

April 25, 2014

VIA E-mail
Kevin McArdle
Chief Financial Officer
Histogenics Corporation
830 Winter Street, 3rd Floor
Waltham, Massachusetts 02451

> **Re: Histogenics Corporation**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted April 11, 2014**
> **CIK No. 00001372299**

Dear Mr. McArdle:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   In order to provide context for the ensuing summary discussion, please disclose in the opening paragraph of the summary your net losses, any significant anticipated cash needs and the going concern opinion issued by your auditor.

2.   We note your revisions to the summary in response to our comments. However, it is inappropriate to emphasize wide-ranging potential applications for your regenerative medicine platform, when that platform currently has only one application (NeoCart). Please revise your first paragraph to identify your current product candidate in clinical trials rather than implying that you currently have multiple products treating musculoskeletal-related conditions. Also, please revise throughout to clarify, if true, that your platform is limited to soft tissue treatment, as indicated in the last paragraph on page 2. Make corresponding revisions in your Business section, as appropriate.

3.   We note that you do not clearly state in the first or second paragraph that your NeoCart product is not yet approved by the FDA as previously requested. Please revise accordingly.

4.   We note that you continue to highlight the positive aspects of your business and technology, without describing your shortcomings and challenges. For example, we note the last sentence in the second paragraph of the summary where you discuss the results of the NeoCart process. Since you have only limited clinical data supporting your product's efficacy, it is unclear how you believe it is appropriate to make unbalanced statements regarding your product's performance. Make appropriate revisions here and in your expanded disclosure which appears in the Business section.

5.   We note your response to our prior comment 5 regarding your phase 1 and phase 2 trials. Please quantify and more fully describe the "statistically significant improvement" shown in phase 2 so that investors may better understand the nature and extent of any advances. In addition, please expand your disclosure to explain when those trials took place.

6.   We note your response to prior comment 6, yet it remains unclear how you intend to implement the phase 3 clinical trial. For example, please explain the steps involved in the trial, how you intend to finance the trial and whether the proceeds from this offering will be sufficient to operate your business through the trial.

7.   We note your disclosure in the second to last paragraph on page 2 that you intend to manufacture all your products in-house. Please expand your disclosure, where appropriate, to describe the reasons for the timing of this move.

Phase 3 Clinical Trial, page 82

8.   We note your response to our prior comment 16. However, it remains unclear why you believe it appropriate to use a one year endpoint. Please revise or advise.

NeoCart Manufacturing Process, page 89

9.   We note your response to prior comment 19. However, it remains unclear what steps in your manufacturing process require third party assistance. Please clarify.

Purpose Co., Ltd., page 91

10.   We note your response to our prior comment 20, yet it remains unclear why you are unable to identify the 25.16% "other holders not listed above." Please revise or advise. Also, please tell us how you will transfer the shares prior to effectiveness. For example, what if the offering size changes after effectiveness? Also please clarify whether there

will be any selling stockholders and whether that could change the number of shares transferred.

Certain Relationships and Related Party Transactions, page 126

11.   Revise this section, as appropriate, to clarify which milestones have been met and which have not.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Andri Boerman at 202-551-3645 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

                                        Sincerely,

                                         /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director

cc: via E-mail Marc F. Dupré, Esq.
                Richard C. Blake Esq.